Exhibit (a)(1)(i)
T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND
1 Vanderbilt Avenue, 16th Floor
New York, NY 10017
If you do not want to sell your shares of beneficial
interest at this time, please disregard this notice.
This is simply a notification of the Fund’s repurchase offer.
May 4, 2026
Dear Shareholder:
This letter serves to inform you of important dates relating to a repurchase offer by T. Rowe Price OHA Select Private Credit Fund (the “Fund”). If you are not interested in tendering your Class I common shares of beneficial interest, Class D common shares of beneficial interest or Class S common shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.
Please note that, except as described below, the sale of Shares that have been issued after July 1, 2025 will be subject to an “early repurchase deduction” (except, at the discretion of the Fund, in the case of death, divorce or qualified disability of a shareholder; in the event that a shareholder’s Shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance; due to trade or operational error; and repurchases of Shares submitted by discretionary model portfolio management programs (and similar arrangements)), which will reduce your proceeds by 2%. Shares that are issued pursuant to the Fund’s distribution reinvestment plan and tendered shall not be subject to the early repurchase deduction. In addition, the sale of Shares may also be subject to income and transfer taxes.
If more than 3,133,134 Shares are duly tendered to the Fund before the expiration of the offer and not withdrawn, the Fund will accept Shares tendered on or before the expiration date for payment on a pro rata basis based on the number of tendered Shares with priority for repurchase requests in the case of the death or disability of a shareholder; provided that the Fund reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the Fund’s outstanding Shares without amending or extending the offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.
The tender offer period will begin on May 4, 2026 and end at 11:59 p.m., Eastern Time, on June 2, 2026. The Fund may cancel the offer, amend the offer or postpone the acceptance of tenders made pursuant to the offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the offer; (b) there is, in the Fund’s Board of Director’s judgment, any (i) legal action or proceeding instituted or threatened challenging the offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its shareholders if Shares tendered pursuant to the offer were purchased; or (c) the independent trustees of the Fund determine that it is not in the best interest of the Fund to purchase Shares pursuant to the offer.
The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers. The Fund is offering to purchase up to 3,133,134 of its outstanding Shares. If you tender your Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares in cash promptly after the determination of the relevant net asset value (“NAV”) per share is finalized.
If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.
Should you wish to tender all or some of your Shares during this tender offer period, please complete the Letter of Transmittal attached to the Schedule TO-I filed with the Securities and Exchange Commission on May 4, 2026 and made available at the Fund’s website at the following link https://www.troweprice.com/en/us/ocredit/investor-resources. The information included in that Schedule TO-I is incorporated by reference into this notice.

Any shareholder tendering Shares pursuant to this offer may withdraw tendered Shares at any time until 11:59 p.m., Eastern Time, on June 2, 2026 or, if the Fund has not accepted such tendered Shares, on or after July 1, 2026. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase included with the Schedule TO-I. All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, June 2, 2026.
If you have any questions, please refer to the Offer to Purchase document, which contains additional important information about the repurchase offer, or call the Fund’s transfer agent at 1-844-700-1478. If your purchase was made through a financial professional, we encourage you to consult with them as applicable.
Sincerely,

T. Rowe Price OHA Select Private Credit Fund